**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington D.C.  20549**

**SCHEDULE 14A INFORMATION**

**Proxy Statement Pursuant to Section 14(a) of the Securities**
**Exchange Act of 1934**

Filed by the Registrant                     ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

        ☐     Preliminary Proxy Statement
        ☐     Confidential, for the use of the Commission only (as permitted by Rule 14a-6(e)(2))
        ☐     Definitive Proxy Statement
        ☒     Definitive Additional Materials
        ☐     Soliciting Material Pursuant to §240.14(a)-12

# <u>8X8, INC.</u>

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

☒  No fee required.

☐  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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# *** Exercise Your *Right* to Vote ***

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on August 31, 2010

*8X8, INC.*

BROKER
LOGO
HERE

Return Address Line 1
Return Address Line 2
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51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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### Meeting Information

**Meeting Type:** Annual Meeting
**For holders as of:** July 09, 2010
**Date:** August 31, 2010 **Time:** 1:30 PM PDT
**Location:** 810 West Maude Avenue
Sunnyvale, CA 94085

B A R C O D E

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

**See the reverse side of this notice to obtain proxy materials and voting instructions.**

Broadridge Internal Use Only

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0000071921_1 R2.09.05.010

# — Before You Vote —

## How to Access the Proxy Materials

**Proxy Materials Available to VIEW or RECEIVE:**

1. Notice & Proxy Statement    2. Form 10-K

**How to View Online:**

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

**How to Request and Receive a PAPER or E-MAIL Copy:**

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before August 17, 2010 to facilitate timely delivery.

# — How To Vote —

## Please Choose One of the Following Voting Methods

**Vote In Person:** If you choose to vote these shares in person at the meeting, you must request a "*legal proxy.*" To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

**Vote By Internet:** To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

**Vote By Mail:** You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

Internal Use Only

0000071921_2 R2.09.05.010

## Voting items

**The Board of Directors recommends that you vote FOR the following:**

**1.** Election of Directors
   **Nominees**
   01  Guy L. Hecker, Jr.        02  Bryan R. Martin        03  Christopher McNiffe        04  Joe Parkinson        05  Donn Wilson

**The Board of Directors recommends you vote FOR the following proposal(s):**

**2.** Proposal to ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof.



B
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Reserved for Broadridge Internal Control Information

**Voting Instructions**

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

0000071921_4    R2.09.05.010

THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

Broadridge Internal Use Only

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